SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2*)

                             MTR GAMING GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    974902108
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2500

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 974902108
________________________________________________________________________________

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                            Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
    Number of                              7) Sole Voting Power:      2,140,235*
    Shares Beneficially                    8) Shared Voting Power:
    Owned by
    Each Reporting                         9) Sole Dispositive Power: 2,140,235*
    Person With:                          10) Shared Dispositive Power:
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:     2,140,235*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):      9.0%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________
*Madeleine LLC, a limited liability company organized under the laws of Delaware ("Madeleine"), is the record holder of all securities of MTR Gaming Group, Inc. (the "Company") beneficially owned by the various private investment funds described below which are managed, directly or indirectly, by Stephen Feinberg. Long Horizons Fund, L.P., a limited partnership organized under the laws of Delaware ("Horizons"), is the beneficial owner of 131,642 shares of the common stock, par value, $.00001 per share (the "Common Stock") of the Company; Long Horizons Overseas, Ltd., a corporation organized under the laws of the Bahamas ("Overseas"), is the beneficial owner of 140,607 shares of Common Stock; Styx Partners, L.P., a limited partnership organized under the laws of Delaware ("Styx"), is the beneficial owner of 98,257 shares of Common Stock; and Styx International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the beneficial owner of 11,916 shares of Common Stock. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held or owned by each of Madeleine, Horizons, Overseas, Styx and International. Also, Horizons, Overseas, Styx and International are the beneficial owners of warrants (the "Warrants") to purchase from the Company up to 673,916, 645,056, 393,010, and 45,831 shares of Common Stock, respectively, and Stephen Feinberg possesses sole voting and investment control over the Warrants and, if exercised, the shares of Common Stock underlying such Warrants. Thus, for purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,140,235 shares of Common Stock of the Company, or 9.0% of those issued and outstanding.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.00001 per share (the "Common Stock"), of MTR Gaming Group, Inc. (the "Company"), whose principal executive offices are located at Route 2, P.O. Box 358, Chester, West Virginia 26034.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves, directly or indirectly, as the investment manager for each of Madeleine, Long Horizons Fund, L.P. ("Horizons"), Styx Partners, L.P. ("Styx"), Long Horizons Overseas Fund, Ltd. ("Overseas") and Styx International, Ltd.("International"). Each of Madeleine, Horizons, Styx, Overseas and International is engaged in the investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 4.   Purpose of Transaction.

          The acquisition of the securities referred to in Item 5 is for investment purposes on behalf of Madeleine, Horizons, Styx, Overseas and International, respectively, and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth on the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, as of August 10, 2000, there were issued and outstanding 21,982,460 shares of Common Stock. Madeleine is the record holder of all securities of the Company beneficially owned by the various private investment funds described below. As of August 18, 2000, (i) Horizons was the beneficial owner of 131,642 shares of Common Stock; (ii) Overseas was the beneficial owner of 140,607 shares of Common Stock; (iii) Styx was the beneficial owner of 98,257 shares of Common Stock and (iv) International was the beneficial owner of 11,916 shares of Common Stock. In addition, Horizons, Overseas, Styx and International are the beneficial owners of warrants issued by the Company (the "Warrants") for 673,916, 645,056, 393,010 and 45,831 shares of Common Stock, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Madeleine, Horizons, Overseas, Styx and International. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,140,235 shares of Common Stock, or 9.0% of those deemed issued and outstanding.

          During the past sixty days, the only transactions in securities of the Company by Mr. Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the sale in ordinary brokerage transactions of 21,000 and 9,000 shares of Common Stock owned by Horizons and Overseas, respectively, at a price of $7.18 per share.


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                          August 18, 2000


                                         /s/ Stephen Feinberg
                                         Stephen Feinberg, as Investment Manager
                                         of Madeleine LLC, Long Horizons,   Fund
                                         L.P., Long   Horizons   Overseas  Fund,
                                         Ltd.,  Styx   Partners,  L.P.  and Styx
                                         International, Ltd.



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).